Jeffrey H. Kuras (313) 465-7446 Fax: (313) 465-7447 jkuras@honigman.com

September 15, 2017

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Sterling Bancorp, Inc.

Draft Registration Statement on Form S-1

Submitted September 15, 2017

Ladies and Gentlemen:

On behalf of our client, Sterling Bancorp, Inc., a Michigan corporation (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering of the Company’s common shares.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenues during the fiscal year ended December 31, 2016, its most recently completed fiscal year, were less than $1.07 billion. Please note this information is disclosed in the Company’s financial statements included in the Registration Statement on Page F-1. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Jeffrey H. Kuras at (313) 465-7446 or Jessica M. Herron at (313) 465-7602.

Very truly yours,

HONIGMAN MILLER SCHWARTZ AND COHN LLP

/s/ Jeffrey H. Kuras

Jeffrey H. Kuras

cc:                                Sterling Bancorp, Inc.

Attachments

2290 First National Building • 660 Woodward Avenue • Detroit, Michigan 48226-3506

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